EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned agree that the Schedule 13D with respect to the Common Stock, par value $0.001 per share, of Regado Biosciencs, Inc., dated as of September 3, 2013, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

RMI Investments S.a.r.l

By:	/s/ Vladimir Gurdus,
Director of D-Pharma LLC, the management company of RusnanoMedInvest LLC, the sole shareholder of RMI Investments S.a.r.l.

RusnanoMedInvest, LLC

By:	/s/ Vladimir Gurdus,
Director of D-Pharma LLC, the management company of RusnanoMedInvest LLC

D-Pharma, LLC

By:	/s/ Vladimir Gurdus, Director

Anton Gopka

By:	/s/ Anton Gopka
Name:	Anton Gopka
Title:	Managing Director of D-Pharma

Vladimir Gurdus

By:	/s/ Vladimir Gurdus
Name:	Vladimir Gurdus
Title:	Director of D-Pharma